July 29, 2022

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	Princeton Private Investments Access Fund (the “Fund”) File No. 811-23000

Ladies and Gentlemen:

On behalf of the Fund, we hereby electronically file Amendment No. 13 to the Fund’s Registration Statement on Form N-2. The main purpose of the filing is to update the financial statements and provide other updated information regarding the Fund.

If you have any questions concerning this filing, please contact Philip Sineneng at (614) 469-3217.

Very truly yours,

/s/ Philip Sineneng

Philip Sineneng